UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

 iPass Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46261V108
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON CATALYSIS PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 424,006
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 424,006
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON CATALYSIS OFFSHORE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 275,994
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 275,994
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON FRANCIS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON JOHN P. FRANCIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON FOXHILL OPPORTUNITY FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,196,488
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,196,488
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON FOXHILL CAPITAL (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,196,488
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,196,488
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON FOXHILL CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,196,488
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,196,488
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON NEIL WEINER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,196,488
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,196,488
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON MAGUIRE FINANCIAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,269,964
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,269,964
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,269,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON MAGUIRE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,269,964
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,269,964
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,269,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON TIMOTHY MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,269,964
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,269,964
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,269,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON ZCM OPPORTUNITIES FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON ZUMA CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON BRENT S. MORRISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,100*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,100*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

____________________
* Consists of (i) 3,500 shares of Common Stock owned directly by Mr. Morrison and (ii) 5,600 shares of Common Stock owned directly by ZCM Opportunities Fund LP.

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON RICHARD A. KARP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON DAMIEN J. PARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON NORMAN J. RICE, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON KENNETH H. TRAUB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,722*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 309,722*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,722*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 139,355 shares of Common Stock underlying certain call options exercisable within 60 days hereof.

CUSIP NO. 46261V108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Catalysis Partners and Catalysis Offshore were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 424,006 Shares beneficially owned by Catalysis Partners is approximately $527,279, excluding brokerage commissions.  The aggregate purchase price of the 275,994 Shares beneficially owned by Catalysis Offshore is approximately $343,140, excluding brokerage commissions.

The Shares purchased by Foxhill Opportunity were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 1,196,488 Shares beneficially owned by Foxhill Opportunity is approximately $1,381,782, excluding brokerage commissions.

The Shares purchased by Maguire Financial were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 3,269,964 Shares beneficially owned by Maguire Financial is approximately $3,602,520, excluding brokerage commissions.

The Shares purchased by ZCM Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 5,600 Shares beneficially owned by ZCM Fund is approximately $6,776, excluding brokerage commissions. The Shares purchased by Mr. Morrison were purchased in the open market with personal funds.  The aggregate purchase price of the 3,500 Shares owned directly by Mr. Morrison is approximately $4,130, excluding brokerage commissions.

The Shares purchased by each of Messrs. Karp, Park, Rice and Traub were purchased in the open market with personal funds.  The aggregate purchase price of the 350,000 Shares owned directly by Dr. Karp is approximately $384,959, excluding brokerage commissions.  The aggregate purchase price of the 15,000 Shares owned directly by Mr. Park is approximately $14,250, excluding brokerage commissions.  The aggregate purchase price of the 46,600 Shares owned directly by Mr. Rice is approximately $47,942, excluding brokerage commissions. The aggregate purchase price of the 125,367 Shares owned directly by Mr. Traub is approximately $121,001, excluding brokerage commissions.  The 45,000 Shares of restricted stock that have vested and the 139,355 Shares underlying certain call options exercisable within 60 days were awarded to Mr. Traub in connection with his prior service on the Board.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 65,564,106 Shares outstanding, as of April 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2015.

CUSIP NO. 46261V108

A.	Catalysis Partners

(a)	As of the close of business on May 11, 2015, Catalysis Partners beneficially owned 424,006 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 424,006
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 424,006
4. Shared power to dispose or direct the disposition: 0

(c)	Catalysis Partners has not entered into any transactions in the Shares since the filing of the Schedule 13D.

B.	Catalysis Offshore

(a)	As of the close of business on May 11, 2015, Catalysis Offshore beneficially owned 275,994 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 275,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 275,994
4. Shared power to dispose or direct the disposition: 0

(c)	Catalysis Offshore has not entered into any transactions in the Shares since the filing of the Schedule 13D.

C.	Francis Capital Management

(a)
Francis Capital Management, as the managing member and investment manager of Catalysis Partners and the investment manager of Catalysis Offshore, may be deemed to beneficially own the (i) 424,006 Shares owned by Catalysis Partners and (ii) 275,994 Shares owned by Catalysis Offshore.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 700,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 700,000
4. Shared power to dispose or direct the disposition: 0

(c)	Francis Capital Management has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 46261V108

D.	Mr. Francis

(a)
Mr. Francis, as the managing member of Francis Capital Management, may be deemed to beneficially own the (i) 424,006 Shares owned by Catalysis Partners and (ii) 275,994 Shares owned by Catalysis Offshore.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 700,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 700,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Francis has not entered into any transactions in the Shares since the filing of the Schedule 13D.

E.	Foxhill Opportunity

(a)	As of the close of business on May 11, 2015, Foxhill Opportunity beneficially owned 1,196,488 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 1,196,488
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,196,488
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Foxhill Opportunity since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Foxhill GP

(a)	Foxhill GP, as the general partner of Foxhill Opportunity, may be deemed to beneficially own the 1,196,488 Shares owned by Foxhill Opportunity.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 1,196,488
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,196,488
4. Shared power to dispose or direct the disposition: 0

(c)
Foxhill GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Foxhill Opportunity since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 46261V108

G.	Foxhill Capital

(a)	Foxhill Capital, as the investment manager of Foxhill Opportunity, may be deemed to beneficially own the 1,196,488 Shares owned by Foxhill Opportunity.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 1,196,488
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,196,488
4. Shared power to dispose or direct the disposition: 0

(c)
Foxhill Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Foxhill Opportunity since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Mr. Weiner

(a)	Mr. Weiner, as the managing member of Foxhill GP and Foxhill Capital, may be deemed to beneficially own the 1,196,488 Shares owned by Foxhill Opportunity.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 1,196,488
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,196,488
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Weiner has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Foxhill Opportunity since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Maguire Financial

(a)	As of the close of business on May 11, 2015, Maguire Financial beneficially owned 3,269,964 Shares.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 3,269,964
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,269,964
4. Shared power to dispose or direct the disposition: 0

(c)	Maguire Financial has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 46261V108

J.	Maguire Asset Management

(a)	Maguire Asset Management, as the general partner of Maguire Financial, may be deemed to beneficially own the 3,269,964 Shares owned by Maguire Financial.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 3,269,964
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,269,964
4. Shared power to dispose or direct the disposition: 0

(c)	Maguire Asset Management has not entered into any transactions in the Shares since the filing of the Schedule 13D.

K.           Mr. Maguire

(a)	Mr. Maguire, as the managing member of Maguire Asset Management, may be deemed to beneficially own the 3,269,964 Shares owned by Maguire Financial.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 3,269,964
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,269,964
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Maguire has not entered into any transactions in the Shares since the filing of the Schedule 13D.

L.           ZCM Fund

(a)	As of the close of business on May 11, 2015, ZCM Fund beneficially owned 5,600 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,600
4. Shared power to dispose or direct the disposition: 0

(c)	ZCM Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D.

M.           ZCM

(a)	ZCM, as the investment manager of ZCM Fund, may be deemed to beneficially own the 5,600 Shares owned by ZCM Fund.

Percentage: Less than 1%

CUSIP NO. 46261V108

(b)	1. Sole power to vote or direct vote: 5,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,600
4. Shared power to dispose or direct the disposition: 0

(c)	ZCM has not entered into any transactions in the Shares since the filing of the Schedule 13D.

N.           Mr. Morrison

(a)
As of the close of business on May 11, 2015, Mr. Morrison directly owned 3,500 Shares.  Mr. Morrison, as the managing director of each of ZCM Fund and ZCM, may be deemed to beneficially own the 5,600 Shares owned by ZCM Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 9,100*
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,100*
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Morrison has not entered into any transactions in the Shares since the filing of the Schedule 13D.

O.           Dr. Karp

(a)	As of the close of business on May 11, 2015, Dr. Karp directly owned 350,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Dr. Karp since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

P.           Mr. Park

(a)	As of the close of business on May 11, 2015, Mr. Park directly owned 15,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Park has not entered into any transactions in the Shares since the filing of the Schedule 13D.

____________________
*Consists of (i) 3,500 Shares owned directly by Mr. Morrison and (ii) 5,600 Shares owned directly by ZCM Fund.

CUSIP NO. 46261V108

Q.           Mr. Rice

(a)	As of the close of business on May 11, 2015, Mr. Rice directly owned 46,600 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 46,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,600
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rice has not entered into any transactions in the Shares since the filing of the Schedule 13D.

R.           Mr. Traub

(a)	As of the close of business on May 11, 2015, Mr. Traub beneficially owned 309,722 Shares, including 139,355 Shares underlying certain call options exercisable within 60 hereof.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,722
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,722
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Traub has not entered into any transactions in the Shares since the filing of the Schedule 13D.

As of the close of business on May 11, 2015, the Reporting Persons collectively beneficially owned an aggregate of 5,896,874 Shares, constituting approximately 9.0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 46261V108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2015

CATALYSIS PARTNERS, LLC			CATALYSIS OFFSHORE LTD.

By: Francis Capital Management, LLC its Managing Member and Investment Manager

By:	/s/ John P. Francis		By:	/s/ John P. Francis
	Name:	John P. Francis		Name:	John P. Francis
	Title:	Managing Member		Title:	Director

FRANCIS CAPITAL MANAGEMENT, LLC

By:	/s/ John P. Francis
	Name:	John P. Francis
	Title:	Managing Member

/s/ John P. Francis
JOHN P. FRANCIS

FOXHILL OPPORTUNITY FUND, L.P.			FOXHILL CAPITAL (GP), LLC

By:	/s/ Neil Weiner		By:	/s/ Neil Weiner
	Name:	Neil Weiner		Name:	Neil Weiner
	Title:	Managing Member		Title:	Managing Member

CUSIP NO. 46261V108

FOXHILL CAPITAL PARTNERS, LLC

By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

/s/ Neil Weiner
NEIL WEINER

MAGUIRE FINANCIAL, LP			MAGUIRE ASSET MANAGEMENT, LLC

By:	/s/ Timothy Maguire		By:	/s/ Timothy Maguire
	Name:	Timothy Maguire		Name:	Timothy Maguire
	Title:	Managing Member		Title:	Managing Member

/s/ Timothy Maguire
TIMOTHY MAGUIRE

ZUMA CAPITAL MANAGEMENT LLC

By:	ZCM Opportunities Fund LP, its Investment Manager

By:	/s/ Brent S. Morrison
	Name:	Brent S. Morrison
	Title:	Managing Director

ZCM OPPORTUNITIES FUND LP

By:	/s/ Brent S. Morrison
	Name:	Brent S. Morrison
	Title:	Managing Director

CUSIP NO. 46261V108

/s/ Brent S. Morrison
BRENT S. MORRISON

/s/ Richard A. Karp	/s/ Damien J. Park
RICHARD A. KARP	DAMIEN J. PARK

/s/ Norman J. Rice, III	/s/ Kenneth H. Traub
NORMAN J. RICE, III	KENNETH H. TRAUB

CUSIP NO. 46261V108

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

FOXHILL OPPORTUNITY FUND, L.P.

200,000	1.2492	04/24/2015
8,192	1.1700	05/01/2015
50,000	1.1700	05/04/2015
250,000	1.1500	05/06/2015
25,000	1.0800	05/07/2015

RICHARD A. KARP

400	1.2000	04/20/2015
1,600	1.1800	04/28/2015
121,461	1.1750	04/30/2015
150,000	1.0830	05/07/2015